UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2020, included as Exhibit 99.2 of this Report on Form 6-K (the “Report”), and the Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020, included as Exhibit 99.3 of this of this Report, are hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated August 10, 2020
99.2	Management Discussion & Analysis Q2 2020
99.3	Condensed Interim Consolidated Financial Statements Q2 2020
99.4	Certification of Interim Filings Q2 2020 - CEO
99.5	Certification of Interim Filings Q2 2020 - CFO
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Interim Consolidated Statements of Financial Poisition as at June 30, 2020 and December 31, 2019 (Unaudited), (ii) Condensed Interim Consolidated Statements of Operations for the Three and Six Months ended June 30, 2020 and 2019 (Unaudited), (iii) Condensed Interim Consolidated Statements of Comprehensive Loss for the Three and Six Months ended June 30, 2020 and 2019 (Unaudited), (iv) Condensed Interim Consolidated Statements of Changes in Equity for the Three and Six Months ended June 30, 2020 and 2019 (Unaudited), (v) Condensed Interim Consolidated Statements of Cash Flows for the Six Months ended June 30, 2020 and 2019 (Unaudited), and (v) Notes to Condensed Interim Consolidated Financial Statements (Unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 10, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer